Filed Pursuant to Rule 424(b)(3)
File No. 333-156450
Prospectus Supplement No. 5
(to prospectus dated October 1, 2009, as supplemented
on October 12, 2009, November 18, 2009, November 25, 2009
and January 7, 2010)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated October 1, 2009, as supplemented on October 12, 2009, November 18, 2009, November 25, 2009 and January 7, 2010, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with financing transactions.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk.  See “Risk Factors” set forth in the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is February 17, 2010.

Warrant Exercise and Change in Control

We entered into an Amended and Restated Revolving Credit Agreement dated as of August 14, 2009, referred to as the amended loan agreement, with ComVest Capital, LLC, referred to as ComVest, pursuant to which ComVest extended a secured revolving credit facility to us with an initial maximum availability of $10.5 million.  The amended loan agreement amended and restated the Revolving Credit and Term Loan Agreement, dated as of June 20, 2008, as amended, referred to as the original loan agreement.

In connection with the amended loan agreement, we issued to ComVest an amended and restated warrant, dated August 14, 2009, referred to as the ComVest warrant, to purchase, in the aggregate, 2,210,825 shares of our common stock, $0.0001 par value per share.  Upon the occurrence and during the continuation of certain events of default under the amended loan agreement, and upon five business days’ notice to us, the ComVest warrant was exercisable for a number of shares of common stock that constituted 51% of our fully diluted common stock at the time of exercise, referred to as a default exercise.  The exercise price of the ComVest warrant related to the default exercise was $0.001 per share of common stock.

On February 9, 2010, we received a notice of default, referred to as the default notice, from ComVest in connection with the amended loan agreement.  We defaulted on our obligations under the amended loan agreement as a result of: (i) our failure to pay approximately $108,000 of accrued interest which was due and payable on February 1, 2010; (ii) our failure to pay a $60,000 installment of a certain modification fee which was due and payable on January 1, 2010; and (iii) the entry of a judgment against us related to the lawsuit filed by AICCO, Inc. and delivery of a judgment note in favor of AICCO, Inc. in the amount of approximately $195,330.  Pursuant to a letter dated February 10, 2010, ComVest waived existing defaults under the amended loan agreement.

As a consequence of such defaults, the default notice states that ComVest elected to invoke the default exercise provision under the ComVest warrant.  As a result, we are obligated to issue to ComVest 18,670,825 shares of common stock, referred to as the default exercise shares, and we received approximately $18,671 from ComVest as the exercise price of the ComVest warrant.  In connection with this transaction, effective February 16, 2010, ComVest owned 51% of our fully diluted common stock and approximately 56.7% of outstanding shares of our common stock.

We are obligated to issue the default exercise shares in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, referred to as the Securities Act, under Section 4(2) of the Securities Act, based upon a determination that the default exercise shares will be issued to a sophisticated investor who could fend for itself and who had access to information about us and there was no general solicitation.

In connection with the exercise of the ComVest warrant, each of the following members of our board of directors, referred to as the board, resigned effective February 16, 2010:  Brendan Calder, Dennis Cook, Parker Drew, Harry Glasspiegel, Vahan Kololian and Michael Perrucci.  Michael D. Traina, our Chief Executive Officer, remains a director and chairman of the board.  We reduced the size of the board to three directors.

The board appointed Gary E. Jaggard to serve as our Class B director effective February 16, 2010 in connection with the exercise of the ComVest warrant.  Mr. Jaggard serves as the Chief Executive Officer of ComVest Capital Advisors, LLC, an affiliate of ComVest Group Holdings, LLC and the Managing Director of ComVest, our senior lender.  The board has not determined on which board committees Mr. Jaggard will serve.  Information regarding Mr. Jaggard’s committee membership and any material plan, contract or arrangement to be entered into between Mr. Jaggard and us in connection with his election or any grant or award to Mr. Jaggard under any such plan, contract or arrangement is not finalized at this time.

The third director position currently remains vacant and the board agreed to appoint Robert O’Sullivan, Vice Chairman of ComVest Group Holdings, LLC, to serve as our Class C director effective upon our compliance with Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended.

As discussed above, we entered into the original loan agreement and the amended loan agreement with ComVest and we issued the ComVest warrant to ComVest.  During the fiscal year ended December 31, 2008, we paid ComVest an aggregate of approximately $1,345,990 and $384,190 in principal and interest, respectively, pursuant to the term loan, $530,000 and $10,068 in principal and interest, respectively, pursuant to the revolving loan, and $11,360 in fees under the original loan agreement.  During the fiscal year ended December 31, 2009, we paid ComVest an aggregate of approximately $535,961 and $427,136 in principal and interest, respectively, pursuant to the term loan, $0 and $85,711 in principal and interest, respectively, pursuant to the revolving loan, and $38,868 in fees under the original loan agreement.  During the fiscal year ended December 31, 2009, we paid ComVest approximately $0 and $21,362 in principal and interest, respectively, and $363 in fees pursuant to the amended loan agreement.  During the period of January 1, 2010 through February 16, 2010, we paid ComVest approximately $0 and $30,264 in principal and interest, respectively, and $13,118 in fees pursuant to the amended loan agreement.  Amounts outstanding under the original loan agreement bore interest at a rate of 7% and amounts outstanding under the amended loan agreement bore interest at a rate of 12% during such periods.  As of December 31, 2008, $7,654,010 was outstanding on the term loan and $1,000,000 was outstanding on the revolving loan under the original loan agreement.  As of December 31, 2009, $10,383,061 was outstanding under the amended loan agreement, in addition to interest and fees of $857,941.  As of February 16, 2010, $10,495,952 was outstanding under the amended loan agreement in addition to approximately $1,007,516 in accrued interest and modification fees.  The largest amount outstanding under either loan agreement since January 1, 2008 was $10,495,952, excluding accrued interest and modification fees.